Derek Dostal +1 212 450-4322 derek.dostal@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017	CONFIDENTIAL

May 16, 2022

Re:	Tuatara Capital Acquisition Corporation Amendment No. 5 to Registration Statement on Form S-4 Filed May 12, 2022 CIK No. 0001801602

CONFIDENTIAL

Mr. Larry Spiergel
Mr. Edwin Kim
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Edgar and Ms. Collins:

On behalf of our client, Tuatara Capital Acquisition Corporation, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 5 to Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated May 13, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter (the “Revised Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Amendment No. 5 to Form S-4 filed May 12, 2022

Risk Factors, page 58

1.
Include a separately captioned risk factor highlighting the potential conflicts of interest involving Cantor Fitzgerald due to its dual role as financial advisor to the Company in the merger transaction and financier as part of the Cantor Equity Financing, if the merger is consummated.

Response:          In response to the Staff’s comment, the Company has revised its disclosure beginning on page 96 of the Revised Registration Statement.

General

2.
We understand that J.P. Morgan Securities LLC, the lead underwriter in your SPAC IPO, intends on waiving its deferred underwriting commissions as part of the closing of the Business Combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the current relationship with J.P. Morgan Securities and Tuatara. Please also revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 23, 43, 55-56, 89, 97, 140, 146, 191-192, 194-196, 200-201 and 211-212 of the Revised Registration Statement.

3.
Please describe what relationship existed between J.P. Morgan Securities and Tuatara after the close of the IPO, including any financial or merger-related advisory services. We note that J.P. Morgan is not described in the Background of the Business Combination, so it is not clear if they had any role in the identification or evaluation of business combination targets. We note that your underwriting agreement for the SPAC IPO required you to provide notice to the underwriters’ representatives and their counsel upon the engagement of any investment banking, financial, advisory or consulting services for merger and acquisition-related services.

Response:          The Company acknowledges the Staff’s comment and respectfully advises the Staff that there was no formal relationship established between J.P. Morgan Securities and Tuatara after the close of the IPO. Aside from general dialogue between representatives of Tuatara and J.P. Morgan Securities (and other investment banking professionals) about sourcing targets and broader SPAC market conditions in the ordinary course, J.P. Morgan Securities was not retained in any role after the IPO. As a result, and as noted in the Background of the Business Combination section of the Revised Registration Statement, J.P. Morgan Securities did not participate in the proposed business combination with SpringBig. Nor was J.P. Morgan Securities involved in the identification or evaluation of SpringBig as a business combination target. In response to your comment about the SPAC IPO underwriting agreement, the Company respectfully notes that the underwriting agreement contained a customary FINRA notice provision that required the Company to provide the underwriters and their counsel of the engagement of any investment banking, financial, advisory or consulting services related the merger for a period of 60 days following effectiveness of the registration statement on Form S-1. This 60-day period expired on April 12, 2021, so no notice was provided under this provision in respect of Cantor or any other investment bank because Cantor was not engaged as capital markets advisor until August 2021. In response to the Staff’s comment, the Company has also revised its disclosure on pages 97, 194, 200 and 211-212 of the Revised Registration Statement.

4.
Tell us whether J.P. Morgan Securities was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that J.P. Morgan claims no role in the SPAC’s business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

Response:          The Company acknowledges the Staff’s comment and respectfully advises the Staff that J.P. Morgan Securities was not involved in the preparation of any disclosure that is included in the Revised Registration Statement (or any prior filing of the Company’s registration statement for the proposed business combination with SpringBig).  J.P. Morgan also did not provide any work product upon which any disclosure relies, and therefore the waiver of J.P. Morgan of its deferred underwriting discount does not impact any analysis underlying the Company’s decision to pursue the business combination with SpringBig. In its waiver letter, and consistent with the fact that J.P. Morgan Securities was not involved in the proposed business combination process, J.P. Morgan Securities explicitly waived any responsibility for the disclosure in the registration statement. In response to the Staff’s comment, the Company has also revised its disclosure on pages 97, 194, 200 and 211-212 of the Revised Registration Statement.

5.
Please tell whether you are aware of any disagreements with J.P. Morgan Securities regarding the disclosure in your registration statement. Further, please add a risk factor that clarifies that J.P. Morgan Securities was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet J.P. Morgan Securities will waives such fees and disclaim responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Response:          The Company acknowledges the Staff’s comments and respectfully advises the Staff that it is not aware of any disagreements with J.P. Morgan Securities regarding the disclosure in the registration statement or more generally. In response to the Staff’s comment, the Company has also revised its disclosure on page 97 of the Revised Registration Statement to add the requested risk factor.

***

Should any questions arise, please do not hesitate to contact me at (212) 450-4322 (tel) or derek.dostal@davispolk.com, or Leonard Kreynin at (212) 450-4937 (tel) or leonard.kreynin@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Derek Dostal

Derek Dostal

cc:

Albert Foreman, Chief Executive Officer of the Company

Sergey Sherman, Chief Financial Officer of Tuatara Capital Acquisition Corporation

Paul Sykes, Chief Financial Officer of SpringBig, Inc.

Leonard Kreynin, Davis Polk & Wardwell LLP

William Doran, Benesch, Friedlander, Coplan & Aronoff LLP

Sarah M. Hesse, Benesch, Friedlander, Coplan & Aronoff LLP